Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

[redacted]

08000736

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
28 January 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

dw 2/14

Heineken partners with Efes Breweries in Uzbekistan, Serbia and Kazakhstan

Amsterdam, 28 January 2008 – Heineken N.V. announced today that it has established a joint venture with Efes Breweries International N.V. ("EBI") in order to invest in the Uzbek beer market through the acquisition of breweries.

Under the terms of the agreement, Heineken and EBI will hold 40% and 60% of the shares in the joint venture, respectively, with EBI responsible for operational management.

Uzbekistan has an estimated population of 27 million, a beer market showing double-digit growth and current estimated per capita beer consumption of 11 litres.

In addition, Heineken and EBI have also announced that they intend to combine their operations in the Kazakh and Serbian beer markets. Both of these transactions will be subject to the customary regulatory approvals and are expected to be completed in the first half of 2008.

In Kazakhstan, EBI is the second largest brewer with a 25% market share. The company operates two breweries with a total annual capacity of 2.1 million hectolitres. Heineken is the fifth largest brewer in the market with a 5% market share and an annual capacity of 400,000 hectolitres. Following the completion of the proposed transaction, Heineken and EBI would hold 28% and 72% respectively of the combined Kazakh business.

In Serbia, EBI is the third largest brewer in the market with 10% market share. The company operates two breweries with a total annual capacity of 1.4 million hectolitres On December 5th 2007, Heineken announced that it intends to acquire the Rodic Brewery in Serbia, the country's fourth largest brewer with a 7% market share and an annual capacity of 1.5 million hectolitres. Following the completion of the proposed transaction with EBI, Heineken and EBI would hold 72% and 28% respectively of the combined Serbian business.

Nico Nusmeier, Regional President Central and Eastern Europe, Heineken N.V., commented: "We are delighted to join forces with such a strong business partner as EBI. With the combined resources, skills and brands of our two businesses, we believe that we will be able to drive stronger, faster growth than would be possible separately. From a strategic Heineken perspective, this deal also leaves us well positioned to achieve leadership positions in three fast growing Central and Eastern European beer markets."

"We are very excited to access the dynamic Uzbek market with Heineken as a strong ally. We believe this structure will enable us to best capitalize on the future growth potential of the Uzbek market", said Mr. Alejandro Jimenez, Chairman of the Board of Management and Chief Executive Officer of EBI. Mr. Jimenez also added: "We are also happy to set-up a structure whereby we will command a much stronger competitive position in Kazakhstan and Serbia."

EBI, listed on the London Stock Exchange (IOB: EBID), operates in Russia, Kazakhstan, Moldova and Serbia, where the company has ten breweries with a total annual brewing capacity of 24.6 million hectolitres as well as four malteries with 139,000 tons annual capacity. EBI is a majority owned subsidiary of Anadolu Efes Biracılık ve Malt Sanayii A.Ş.("Anadolu Efes"), the leading beverage company in Turkey. Anadolu Efes, together with its direct and indirect subsidiaries and affiliates, produces, markets and sells beer, malt, soft drinks and bottled water across Turkey, Southeast Europe, Russia, the CIS countries and the Middle East.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to EUR 12 billion and net profit before exceptional items and amortisation of brands amounted to EUR 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

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